UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

INTRAOP MEDICAL CORPORATION

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

46118N101

(CUSIP Number)

Gregory S. Koonsman
VMG Holdings II, LLC
13155 Noel Road, Suite 2400
Dallas, Texas 75240
214-369-4888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP No. 46118N101	13D	Page 2 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) VMG Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,736,493
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 26,736,493
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,736,493
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 46118N101	13D	Page 3 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Gregory S. Koonsman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,986,493
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 26,986,493
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,986,493
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person (See Instructions) IN
Item 1.

CUSIP No. 46118N101	13D	Page 4 of 8 Pages

Security and Issuer.

This statement relates to the Common Stock, par value $0.001 (“Common Shares”), of IntraOp Medical Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 570 Del Rey Avenue, Sunnyvale, CA 94085.

Item 2.  Identity and Background.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this amendment to Schedule 13D is hereby filed by the following persons (collectively, the “Reporting Persons”): VMG Holdings II, LLC (“VMG”) and Gregory S. Koonsman (“Mr. Koonsman”).

VMG is a limited liability company organized under the laws of the State of Delaware. VMG’s principal business is serving as a vehicle for investment in the Issuer. Its business address is 13155 Noel Road, Suite 2400, Dallas, Texas, 75240.

Mr. Koonsman is an individual resident of the State of Texas and a citizen of the United States. Mr. Koonsman’s principal occupation is directing the business operations of VMG and its affiliates. In that capacity, Mr. Koonsman acts as the Manager and President of VMG. Mr. Koonsman’s address is 13155 Noel Road, Suite 2400, Dallas, Texas, 75240.

During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On June 17, 2008, pursuant to the Common Stock Purchase Agreement incorporated herein by reference as Exhibit A (the “Purchase Agreement”), VMG entered into a transaction through which it acquired beneficial ownership of an additional 5,333,333 Common Shares for a total purchase price of $400,000.00 using the working capital of VMG to purchase such Common Shares. Thus, as of June 17, 2008, VMG beneficially owns 26,736,493 Common Shares, which represents beneficial ownership of approximately 7.1% of the Common Shares (such percentage being calculated based upon (i) the 367,402,984 Common Shares outstanding as of May 9, 2008, as represented by the Issuer in its periodic report on Form 10Q-SB filed for the quarter ending March 31, 2008, (ii) the Common Shares purchased on June 10, 2008, in the “First Closing” as described in the Purchase Agreement, and (iii) the Common Shares purchased on June 17, 2008, in a “Subsequent Closing” as described in the Purchase Agreement ).

Item 4.  Purpose of Transaction.

The purpose of the acquisition of the Common Shares is to pursue a passive investment in the Issuer.

Apart from the fact that Mr. Koonsman serves on the board of directors of the Issuer, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

CUSIP No. 46118N101	13D	Page 5 of 8 Pages

(a) Except as set forth below, the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Shares, monetary and stock market conditions, and other further developments. As a part of such evaluation, one or both of the Reporting Persons, or their respective agents, may participate in meetings or hold discussions with the Issuer’s management, other shareholders and other persons, in which discussions the Reporting Persons or their agents may express their views with respect to the operations, assets, capital structure or ownership of the Issuer, and possible changes therein as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5.  Interest in Securities of the Issuer.

(a) As of the close of business on June 17, 2008, each of the Reporting Persons may be deemed to be the beneficial owner, as defined by Rule 13d-3(a), of 26,736,493 of the Common Shares, which constitute approximately 7.1% of the Common Shares outstanding as of this filing. VMG directly owns the above-mentioned Common Shares of Issuer, and Mr. Koonsman, by virtue of being the sole manager of VMG, may be deemed to have sole voting and dispositive control over all Common Shares beneficially owned by VMG.

Additionally, subject to the vesting schedules described in Item 5(c) below, Mr. Koonsman may be deemed to have sole dispositive power over options to purchase 250,000 Common Shares, as well as sole voting power over the Common Shares underlying such options.

CUSIP No. 46118N101	13D	Page 6 of 8 Pages

(b) VMG has the power to vote or to direct the vote and to dispose or to direct the disposition of 26,736,493 Common Shares.

Mr. Koonsman, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of 26,736,493 Common Shares, as well as sole dispositive power over options for the purchase of 250,000 Common Shares and sole voting power over the Common Shares underlying such options, subject to the vesting schedules described in Item 5(c) below.

(c) On June 17, 2008, pursuant to the Purchase Agreement, VMG completed a transaction through which it acquired the beneficial ownership of an additional 5,333,333 Common Shares.

On April 7, 2008, Mr. Koonsman was granted an option for the purchase of 100,000 Common Shares pursuant to the Company’s 2005 Equity Incentive Plan (the “Plan”), which option vests with respect to 8/36ths of such Common Shares on April 7, 2008, and, with respect to the remaining 28/36ths of such Common Shares, ratably on the first day of each of the next 28 calendar months, beginning May 1, 2008. On June 3, 2008, Mr. Koonsman was an option for the purchase of 150,000 Common Shares pursuant to the Plan, which option vests with respect to 2/36ths of such Common Shares on June 3, 2008, and, with respect to the remaining 34/36ths of such Common Shares, ratably on the first day of each of the next 34 calendar months, beginning July 1, 2008.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of being the sole manager of VMG, Mr. Koonsman may be deemed to have the power to direct the vote or disposition of the Common Shares owned by VMG as reported in Item 5(a).

Additionally, VMG is a party to the Rights Agreement, dated August 17, 2007, incorporated herein by reference as Exhibit B, addressing the Issuer’s obligations with respect to registration rights, participation rights, and various other rights with respect the Common Shares of the Issuer, including the Common Shares held by VMG.

Other than as described in this Amendment No. 3 to Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other Person with respect to securities of the Issuer.

Item 7.

CUSIP No. 46118N101	13D	Page 7 of 8 Pages

Material to be Filed as Exhibits.

Exhibit A
Common Stock Purchase Agreement between the Issuer and certain Investors, dated June 10, 2008 (Incorporated by reference to Exhibit 10.47 to the Issuer’s Current Report on Form 8-K, as amended, filed on June 12, 2008 (SEC File No. 000-49735))

Exhibit B
Rights Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.41 to the Issuer’s Current Report on Form 8-K, as amended, filed on August 23, 2007 (SEC File No. 000-49735))

Exhibit C	Joint Filing Agreement Pursuant to Rule 13d-1(k)

CUSIP No. 46118N101	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of: June 19, 2008

VMG Holdings II, LLC

By:	/s/ Gregory S. Koonsman
Name:	Gregory S. Koonsman
Title:	Manager and President

/s/ Gregory S. Koonsman
Name:	Gregory S. Koonsman

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT C

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is being filed on behalf of each of the undersigned in the capacities set forth below. The undersigned acknowledge that each shall be responsible for the timely filing of this statement and any amendments hereto, and for the completeness and accuracy of the information concerning each of the undersigned contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated as of June 19, 2008.

VMG Holdings II, LLC

By:	/s/ Gregory S. Koonsman
Name:	Gregory S. Koonsman
Title:	Manager and President

/s/ Gregory S. Koonsman
Name:	Gregory S. Koonsman